UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-19756

CUSIP Number: 74369L103

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PDL BioPharma, Inc.

Full Name of Registrant

Protein Design Labs, Inc.

Former Name if Applicable

1400 Seaport Boulevard

Address of Principal Executive Office (Street and Number)

Redwood City, CA 94063

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PDL BioPharma, Inc. (the “Company”) is preparing various disclosures relating to discontinued operations and various dispositions of assets recently announced by the Company, together with related operational changes, including subsequent events following the year ended December 31, 2007, the number and complexity of which require significant review. These transactions include the following:

•

On December 14, 2007, the Company entered into an asset purchase agreement with Otsuka Pharmaceutical Co., Ltd. (Otsuka) under which the Company agreed to sell the rights to IV Busulfex®, including trademarks, patents, intellectual property and related assets, for $200 million in cash, plus additional consideration for the sale of IV Busulfex inventories.

•

On February 4, 2008, the Company entered into an asset purchase agreement with EKR Therapeutics, Inc. (EKR) for the sale of the Company’s Cardene® and Retavase® commercial products, as well as for ularitide, a development-stage product (together, the Cardiovascular Assets). The consideration for the Cardiovascular Assets, which includes all trademarks, patents, intellectual property, inventories and related assets, would consist of an upfront payment of $85 million, up to $85 million in development and sales milestone payments, as well as royalties on certain future Cardene and ularitide product sales.

•

On February 21, 2008, the Company entered into an asset purchase agreement with GMN, Inc. (GMN), a wholly owned subsidiary of Genmab A/S, under which the Company agreed to sell its Minnesota manufacturing operations to GMN for $240 million. Under the terms of this agreement, Genmab would acquire the manufacturing and related administrative facilities in Brooklyn Park, Minnesota, and all assets therein, as well as certain of the Company’s lease obligations related to the Company’s facilities in Plymouth, Minnesota.

Due to the number and complexity of these recent transactions and the related impacts, the Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Fiscal 2007 10-K”) by the prescribed filing date of February 29, 2008, without unreasonable expense or effort.

The Company expects that it will be able to file its Fiscal 2007 10-K on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25, and therefore expects to remain current in its filing obligations.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew Guggenhime, Senior Vice President and Chief Financial Officer		(650) 454-1000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PDL BIOPHARMA, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 29, 2008	/s/ Andrew Guggenhime
Andrew Guggenhime
Senior Vice President and Chief Financial Officer